

June 16, 2014

Via E-mail
Carl S. Rubin
Chief Executive Officer
The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **The Michaels Companies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2014**
> **File No. 333-193000**

Dear Mr. Rubin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated January 15, 2014 related to your disclosures around dilution. Please provide us a tabular reconciliation on how you arrived at the net tangible book deficit of $14.12. We are unable to recalculate this detail from the current information provided in amendment number 3 to the registration statement on Form S-1.

Summary risk factors, page 6

2. Please revise the last bullet point to include the percentage of outstanding voting power that the Sponsors will hold after the offering and clarify that the Sponsors' ability to "control the outcome of matters submitted for stockholder approval" includes the ability to control who is elected to the board of directors and therefore to, as stated in your related risk factor, "exercise a controlling influence over our business and affairs."

Risk factors, page 16

We face risks related to our substantial indebtedness, page 16

3. We note that you specify the amount of debt you will assume on completion of the expected offering of Additional 2020 Senior Subordinated Notes and the use of such proceeds, but you do not specify the amount of debt you will assume (in addition to the above debt) due to the issuance of the Incremental Term Loans and subsequent further redemption of the 2018 Senior Notes with the proceeds from such loans. Please provide us, with a view toward disclosure in your risk factor, these amounts.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director